Exhibit 99.48

TSX: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES COMPLETION

OF CONVERSION TO CORPORATE STRUCTURE

TORONTO, ONTARIO—January 4, 2011—Just Energy Group Inc. announces the completion of the conversion of Just Energy Income Fund to Just Energy Group Inc., a TSX listed public corporation whose common shares will commence trading on the TSX at the opening of trading today. The common shares will trade on the Toronto Stock Exchange under the symbol “JE”. As part of the conversion, Just Energy Exchange Corp. was amalgamated with Just Energy Group Inc. and, like the unitholders of the Fund, the holders of Just Energy Exchange Corp.’s exchangeable shares received common shares of Just Energy Group Inc.

Executive Chair Rebecca MacDonald said: “Our conversion of Just Energy to a corporation has been years in the planning. Our objective was to maintain the payout our unitholders have been used to while not restricting the growth seen in the past two quarters. I am pleased to say that we have met this objective and that we anticipate Just Energy to remain a unique growth and income equity. We look forward to generating positive results and continuing high dividends for our shareholders.”

In connection with the conversion, JE amended and restated its credit agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Bank of Nova Scotia, Alberta Treasury Branches, Société Générale and the Toronto-Dominion Bank to increase the available line for general corporate purposes to $350 million from $250 million. The increase in the credit facility will accommodate forecasted working capital requirements for expansion into new markets and customer growth in existing markets and provide financial capacity to pursue small acquisitions.

Just Energy Group Inc .

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Eenrgy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206